Exhibit 99.1

Ardmore Shipping Announces Sale of Two 17,600 Dwt Chemical Tankers

HAMILTON, Bermuda, Nov. 11, 2015 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that it has agreed terms for the sale of Ardmore Calypso and Ardmore Capella, both 17,600 Dwt IMO2 chemical tankers built in 2010 at Samho Shipbuilding Co. Ltd, South Korea.

The en bloc sale price for the two vessels is $38.5 million; Ardmore expects to book a net gain of approximately $1.6 million including gains on vessel sales and deferred depreciation, and after prepayment of capital lease obligations and other sale-related costs when the vessels deliver to the buyers in April / May 2016.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"We are pleased to announce the sale of the Calypso and Capella at an attractive price, reflecting a positive outlook for the chemical sector. While these ships have traded well for us over the past five years and are excellent units on a technical basis, their small size at 17,600 Dwt makes them outliers in our fleet, no longer consistent with our strategy of focusing on vessels at or above 25,000 Dwt. We expect to have the opportunity to redeploy the capital accretively to larger vessels when this sale is completed in early 2016."

About Ardmore Shipping Corporation:

Ardmore owns and operates a modern, fuel-efficient fleet of mid-size product and chemical tankers. The Company is engaged in the seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies. Additional information is available at the Company's website www.ardmoreshipping.com, which is not a part of this press release.

Forward-Looking Statements:

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

The IGB Group
Mr. Bryan Degnan
Tel: 646-673-9701
Fax: 212-477-8636
Email: bdegnan@igbir.com

Or

The IGB Group
Mr. Leon Berman
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com